SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

Geraldine Motillon

3-5 Avenue des Citronniers

Prince des Galles 3rd floor

MC 98000, Monaco

Tel: 011 377 9315 9055

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only). Stelphi Holding Ltd.
2.	Check the Appropriate Box if a Member of a Group (1) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,412,026 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,412,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,412,026
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.73%(2)
14.	Type of Reporting Person (See Instructions) HC

(1)	As a result of the matters described under Item 4 of this Amendment No. 12 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelshi Holding Ltd. (“Stelshi”) and Stelios Haji-Ioannou (“Stelios”). If the Reporting Persons, Stelios and Stelshi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelshi and Stelios, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the SEC on October 15, 2004.

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1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only). Polys Haji-Ioannou
2.	Check the Appropriate Box if a Member of a Group (1) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,412,026 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,412,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,412,026
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.73%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	As a result of the matters described under Item 4 of this Amendment No. 12 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelshi Holding Ltd. (“Stelshi”) and Stelios Haji-Ioannou (“Stelios”). If the Reporting Persons, Stelios and Stelshi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelshi and Stelios, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the SEC on October 15, 2004.

CUSIP No. V8726M103	Page 4 of 8

This statement constitutes Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 11, the “Schedule 13D”) on behalf of Stelphi Holding Ltd., a Liberian corporation (“Stelphi”), and its sole shareholder, Polys Haji-Ioannou (“Polys” and, together with Stelphi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share (the “Shares”) of Stelmar Shipping Ltd., a Liberian corporation (“Stelmar” or the “Company”). Capitalized terms not defined in this Amendment No. 12 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 5, 2004, Stelios and Polys issued a press release (the “November 5 Press Release”), attached hereto as Exhibit A, commenting on the recommendation of the Institutional Shareholder Services regarding Stelmar’s proposed acquisition by the Fortress Investment Group (the “Fortress Merger”).

The Reporting Persons believe that Stelios has met, and will continue to meet, with third parties, including other shareholders of Stelmar, to discuss with such third parties their views with respect to the Fortress Merger as well as the operations and management of the Company.

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Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing activities may be taken by some or all of the Reporting Persons.

Item 5.    Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is supplemented as follows:

(a)–(b)

The Reporting Persons, along with Stelios and Stelshi, may be deemed to be members of a “group” for purposes of Rule 13d-5(b)(1) of the Act. The November 5 Press Release and the proxy statement which Stelphi and Stelshi intend to distribute to urge other shareholders to vote their Shares against the Fortress Merger may be deemed agreements by Stelphi and Stelshi to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of Stelmar pursuant to Rule 13d-5(b)(1) of the Act, and, accordingly, may result in the formation of a group, for purposes of Sections 13(d) and 13(g) of the Act, of all equity securities of Stelmar beneficially owned by any such persons. The Reporting Persons would, as a group with Stelios and Stelshi, beneficially own the amount of Shares and the percentage of the Shares as set forth on the cover page of this Amendment No. 12 to the Schedule 13D. The Reporting Persons

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expressly declare that neither the filing of this Amendment No. 12 to the Schedule 13D nor any of the information contained herein shall be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of all of the securities described in footnote (1) on the cover page of this Amendment No. 12 of the Schedule 13D, other than those listed on row 11 on the cover page, or that they have formed or are a member of any such group. Information with respect to the beneficial ownership of the Shares of Stelmar by Stelios and Stelshi and related information should be contained in their Schedule 13D, as amended, filed or to be filed by Stelios and Stelshi.

Item 7.    Material to Be Filed as Exhibits.

A Joint Filing Agreement between Stelphi and Polys is filed as an exhibit to Amendment No. 10 to the Schedule 13D and is incorporated by reference herein. A Power of Attorney authorizing Geraldine Motillon to sign, make, execute, deliver, file and record statements on Schedule 13D (including exhibits thereto) and other documents on behalf of Polys in any and all capacities is filed as an exhibit to Amendment No. 11 to the Schedule 13D and is incorporated by reference herein.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

A	Press Release of Stelios Haji-Ioannou and Polys Haji-Ioannou, dated November 5, 2004.

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Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2004

STELPHI HOLDING LTD.

By:	/s/ GERALDINE MOTILLON
Name: Geraldine Motillon
Title: Director

POLYS HAJI-IOANNOU

By:	/s/ GERALDINE MOTILLON
Geraldine Motillon
Attorney-in-fact for Polys Haji-Ioannou

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EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
A	Press Release of Stelios Haji-Ioannou and Polys Haji-Ioannou, dated November 5, 2004.	Filed herewith